Exhibit 99.4
ASML Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949
ASML Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005
Franki D’Hoore — Investor Relations — +31 40 268 6494
ASML Updates Industry on Significant Progress in EUV Lithography Program; Reveals Roadmap that Extends Semiconductor Manufacturing to 11 Nanometers and Beyond
Lake Tahoe, California, USA, September 30, 2008 — ASML Holding NV (ASML) presents today at the 2008 International Symposium on Extreme Ultraviolet Lithography (EUV) on recent achievements in its EUV lithography program and unveils a production system roadmap that supports cost-effective chip manufacturing to at least 11 nanometers (nm).
The NXE series of lithography machines will be built on an evolved TWINSCAN™ platform. Design of the first production system is complete, the supply chain is fully engaged and system manufacturing has started. ASML currently has orders for five of these systems from Memory and Logic customers on three continents.
“EUV lithography remains the most attractive option for extending Moore’s Law,” stated Martin van den Brink, ASML’s executive vice president of marketing and technology. “As a single-exposure, multi-node technology, EUV offers the greatest extendibility at the lowest cost of ownership.”
NXE production systems are the result of the learning and infrastructure development made possible by ASML EUV Alpha Demo Tools (ADT). In August 2006 ASML shipped the industry’s first full-field EUV exposure tools. One EUV ADT was installed at IMEC in Leuven, Belgium and another at CNSE in Albany, New York, USA.
EUV Technology Milestones
Both IMEC and Albany have EUV development programs being executed on ADT systems with continuously improving performance results.
•	The first functional devices made using EUV lithography on full-field chips were published in February 2008.

•	The contact layer of a functional 32-nm SRAM cell printed using EUV lithography was demonstrated in July 2008.

•	Progress with photoresist development has yielded 28-nm half pitch images using single exposure, conventional illumination, and no OPC (Optical Proximity Correction). OPC is

a photolithography enhancement technique that modifies the chip design pattern on the mask to compensate for image errors due to diffraction.
•	System overlay has been improved to 5 nm, the same distance a human hair grows in 1 second.

•	Throughput has seen a ten-fold increase since the ADT systems were first installed.

•	The first prototype LPP (Laser Produced Plasma) system is operational and 100W burst power was achieved on schedule. LPP is one method of generating EUV photons for imaging and will be used in the first NXE production systems. Discharge-produced-plasma (DPP) is another method which is currently used in the ASML EUV ADT.

•	In addition to critical development work on ADT that enables EUVL for production, critical technology milestones have been reached on hardware for the volume production platform.
About EUV
EUV lithography systems transfer patterns onto silicon wafers by projecting extreme ultra-violet light through a vacuum-contained lens. Today’s most advanced lithography systems use an Argon Fluoride produced laser with a wavelength of 193 nm. EUV photons are produced by exciting a tin-based plasma and have a wavelength of only 13.5 nm. The significant reduction in imaging wavelength is what enables continued shrink of semiconductor devices.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries.

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